                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                          Shaman Pharmaceuticals, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   819319 10 4
                                 (Cusip Number)

   (Date of Event Which Requires Filing of this Statement: December 31, 1998)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819319 10 4                 13G                      Page 2 of 7 Pages
--------------------------------------------------------------------------------
         (1)      NAME OF REPORTING  PERSONS
                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSONS (ENTITIES ONLY)
                  Fletcher Asset Management, Inc.
--------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------
         (3)      SEC USE ONLY
--------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------
NUMBER OF                  (5)      SOLE VOTING POWER
SHARES                              950,000
BENEFICIALLY                        --------------------------------------------
OWNED BY                   (6)      SHARED VOTING POWER
EACH                                0
REPORTING                           --------------------------------------------
PERSON WITH:               (7)      SOLE DISPOSITIVE POWER
                                    950,000
                                    --------------------------------------------
                           (8)      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                           950,000
--------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                           4.70%
--------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON **
                           CO
--------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 819319 10 4                 13G                      Page 3 of 7 Pages
--------------------------------------------------------------------------------
         (1)      NAME OF REPORTING  PERSONS
                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSONS (ENTITIES ONLY)
                  Alphonse Fletcher, Jr.
--------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------
         (3)      SEC USE ONLY
--------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------
NUMBER OF                  (5)      SOLE VOTING POWER
SHARES                              0
BENEFICIALLY                        --------------------------------------------
OWNED BY                   (6)      SHARED VOTING POWER
EACH                                0
REPORTING                           --------------------------------------------
PERSON WITH:               (7)      SOLE DISPOSITIVE POWER
                                    0
                                    --------------------------------------------
                           (8)      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                           950,000
--------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                           4.70%
--------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON **
                           IN
--------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        NAME OF ISSUER:
                  Shaman Pharmaceuticals, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  213 East Grand Avenue, South San Francisco, California  94080

ITEM 2(a).        NAME OF PERSON FILING:
                  Fletcher Asset Management, Inc. ("FAM") and Alphonse Fletcher, Jr.

ITEM 2(b).        ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                  22 East 67th Street, New York, New York  10021

ITEM 2(c).        CITIZENSHIP:
                  FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $0.001

ITEM 2(e).        CUSIP NUMBER: 819319 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the Act
                  (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
                  (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
                  (e) [x]  Investment Adviser registered under Section 203
                           of the Investment Advisers Act of 1940
                  (f) [ ]  Employee Benefit Plan or Endowment Fund; see Rule
                           13d-1(b)(1)(ii)(F)
                  (g) [x] Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G)
                  (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
                  (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                               Page 4 of 7 Pages

ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned: 950,000

                  (b)      Percent of class:

                  4.70% (based on the 23,236,786 shares of Common Stock (the "Common Stock") of Shaman Pharmaceuticals, Inc. (the "Company"), including those reported to be outstanding as of October 30, 1998, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 1998 and the shares of Common Stock held in the Discretionary Account (as defined below) that Fletcher had the right to acquire within 60 days of December 31, 1998).

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    950,000
                           (ii)     shared power to vote or to direct the vote:
                                    0
                           (iii) sole power to dispose or to direct the disposition of:
                                    950,000
                           (iv) shared power to dispose or to direct the disposition of:
                                    0

                  The amount of Common Stock reported to be beneficially owned includes 400,000 shares of Common Stock issuable upon the conversion of 400,000 shares of Series A Preferred Stock (the "Preferred Stock") of the Company and 550,000 shares of Common Stock issuable upon the exercise of a warrant issued by the Company. The Preferred Stock is convertible and the warrant is exercisable within 60 days of December 31, 1997. The holdings reported reflect the amount of Common Stock that would have been held had the Preferred Stock been converted and the warrant been exercised on December 31, 1997.

                  All of the 950,000 shares of Common Stock of the Company reported are held in a discretionary account managed by FAM (the "Discretionary Account"), for Fletcher International Limited. FAM has sole power to vote and sole power to dispose of all shares of Common Stock in the Discretionary Account. By virtue of Mr. Fletcher's position as President of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  Not applicable.

                               Page 5 of 7 Pages

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  This Schedule l3G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the 950,000 shares of Common Stock held at December 31, 1998 in the Discretionary Account managed by FAM. By reason of the provisions of Rule l3d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Discretionary Account. The Discretionary Account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  Not applicable.

                               Page 6 of 7 Pages

ITEM 10.          CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

                  By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct

                                        February 16, 1999


                                        Fletcher Asset Management, Inc.



                                        /s/ ALPHONSE FLETCHER, JR.
                                        ----------------------------------------
                                        Alphonse Fletcher, Jr., President



                                        /s/ ALPHONSE FLETCHER, JR.
                                        ----------------------------------------
                                        Alphonse Fletcher, Jr.

                               Page 7 of 7 Pages